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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

AXS-One, Inc. (formerly known as Computron Software, Inc.)

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

205631 10 4

(CUSIP Number)

Simon Mitchley, London Merchant Securities plc,

33 Robert Adam Street, London W1U 3HR

44 20 7935 3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). London Merchant Securities plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,001,100 (see Item 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,001,100 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001,100 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 4.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lion Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 (see Item 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0 (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Westpool Investment Trust plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 (see Item 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0 (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Weber Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,000 8. Shared Voting Power 0 9. Sole Dispositive Power 5,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eugene M. Weber

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,000 8. Shared Voting Power 0 9. Sole Dispositive Power 5,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Angela G. Weber

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,000 8. Shared Voting Power 0 9. Sole Dispositive Power 5,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LMS Tiger Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,001,100 (see Item 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,001,100 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001,100 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 4.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LMS Capital Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,001,100 (see Item 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001,100 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 4.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

No material change has occurred in the facts set forth in response to this item.

Item 2.	Identity and Background

No material change has occurred in the facts set forth in response to this item.

Item 3.	Source and Amount of Funds or Other Consideration

No material change has occurred in the facts set forth in response to this item.

Item 4.	Purpose of Transaction

No material change has occurred in the facts set forth in response to this item.

Item 5.	Interest in Securities of the Issuer

No material change has occurred in the facts set forth in the response to this item except as discussed below:

The percentages of outstanding Issuer Common Stock reported in this Schedule 13D are based upon the assumption that there are 24,959,742 shares of Issuer Common Stock outstanding as of August 4, 2003.

Between May 21, 2003 and July 17, 2003 LMS Tiger Investments Limited sold 83,500 shares of Common Stock. On September 26, 2003, LMS Tiger Investments Limited sold 300,000 shares of Common Stock. As a result of these sales, the Filling Persons now beneficially own approximately 4.0% of the issued and outstanding Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A.	Joint Reporting Agreement.

No material change has occurred in the fact set forth in response to this item.

B.	Purchase Agreement.

No material change has occurred in the facts set forth in response to this item.

C.	Warrants.

No material change has occurred in the facts set forth in response to this item.

Item 7.	Material to Be Filed as Exhibits

No material change has occurred in the fact set forth in response to this item.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2003	LONDON MERCHANT SECURITIES PLC

	By:	/s/ Robert A. Rayne

	Name:	Robert A. Rayne
	Title:	Director

LION INVESTMENTS LIMITED

By:	/s/ Robert A. Rayne

Name:	Robert A. Rayne
Title:	Director

WESTPOOL INVESTMENT TRUST PLC

By:	/s/ Robert A. Rayne

Name:	Robert A. Rayne
Title:	Director

THE WEBER FAMILY TRUST DATED 1/6/89

By:	/s/ Eugene M. Weber

Name:	Eugene M. Weber
Title:	Trustee

EUGENE M. WEBER

/s/ Eugene M. Weber

ANGELA G. WEBER

/s/ Angela G.Weber

LMS TIGER INVESTMENTS LIMITED

By:	/s/ Robert A. Rayne

Name:	Robert A. Rayne
Title:	Director

LMS CAPITAL LIMITED

By:	/s/ Robert A. Rayne

Name:	Robert A. Rayne
Title:	Director